                                                                     Exhibit 4.4


                      AMENDED CERTIFICATE OF DESIGNATIONS
                                       of

             CLASS II SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

                                       of

                    PLATINUM technology International, inc.

                        (Pursuant to Section 151 of the
                       Delaware General Corporation Law)

               -------------------------------------------------


     PLATINUM technology International, inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter called the "Company"), hereby certifies that the Board of Directors of the Company (hereinafter called the "Board of Directors") authorized and directed that the number of shares of Class II Series A Junior Participating Preferred Stock (the "Series A Preferred Stock") be increased to the extent necessary for the Company to have sufficient shares of such Series A Preferred Stock available to fulfill all of the Company's obligations to holders of securities and rights to purchase shares of Series A Preferred Stock of the Company, and further certifies that the following resolution was adopted by the Board of Directors as required by Section 151 of the General Corporation Law at a meeting duly called and held on January 28, 1999:

          "RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors in accordance with the provisions of the Certificate of Designations of Class II Series A Junior Participating Preferred Stock filed on January 4, 1996 (the "Original Certificate of Designations"), the Board of Directors hereby increases the number of shares constituting Series A Preferred Stock by amending Section 1 of the Original Certificate of Designations to read in its entirety as follows:

               Section 1. Designation and Amount. The shares of such series shall be designated as "Class II Series A Junior Participating Preferred Stock" (the "Series A Preferred Stock") and the number of shares constituting the Series A Preferred Stock shall be 1,800,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities or rights issued by the Company convertible into Series A Preferred Stock and further provided that the Board of Directors shall increase the number of shares constituting the Series A Preferred Stock to the extent necessary for the Company to have available sufficient shares of such Series A Preferred Stock to fulfill all of the Company's obligations to holders of securities and Rights of the Company.

          FURTHER RESOLVED, that the relative rights, preferences and limitations of all shares of Series A Preferred Stock shall be as fixed and set forth in the Original Certificate of Designations.

     IN WITNESS WHEREOF, the Corporation has caused this certificate to signed by Larry S. Freedman, its Executive Vice President as of the 1st day of February 1999.


                              PLATINUM technology International, inc.



                              By: /s/ Larry S. Freedman
                                 --------------------------------------
                              Its:  Executive Vice President